Filed Pursuant to Rule 433

Registration No. 333-239684

Forum Energy Technologies, Inc. Announces

Preliminary Results

of Pending Exchange Offer

HOUSTON, July 20, 2020—Forum Energy Technologies, Inc. (“Forum” or the “Company”) (NYSE: FET) today announced that as of the preliminary tender deadline, which was 5:00 p.m. ET on July 17, 2020, participation in its pending exchange offer for the 6.25% senior notes due 2021 fell short of the amount required to consummate the transaction.

The minimum participation condition to the closing of the exchange offer is 95% of the approximately $328 million principal amount of the existing notes. However, as of the preliminary tender deadline, tenders from only 86.4% of the existing notes had been received. The minimum participation condition must be satisfied or waived prior to consummation of the exchange offer.

As the Company has previously indicated, in light of its current financial condition and the current market and industry conditions, if it is unable to obtain the minimum participation, it will review any and all of its remaining alternatives, including bankruptcy. Investors should be aware that, in the event of a bankruptcy, there can be no assurance that they will be able to recover their investment in the existing notes.

Accordingly, the Company has extended the previous tender deadlines to allow investors who have not already submitted their tenders to do so. In order to participate in the offer, investors should promptly contact their bank, broker or other custodian. For tender instructions, investors may also contact D.F. King & Co., Inc., the information agent for the exchange offer, at (866) 864-7961 (toll-free) or (212) 269-5550 (for banks and brokers), by email to forum@dfking.com or by accessing the website www.dfking.com/forum.

The new deadlines for participation have been extended so that investors now have until 11:59 p.m. ET on July 31, 2020 to participate in the exchange offer and receive $1,000 principal amount of new 9.00% convertible secured notes due 2025 for each $1,000 principal amount of existing notes tendered. At such time, the exchange offer will expire, unless further extended. If the offer is consummated, participating investors will also receive a pro rata share of an aggregate cash fee of $3,500,000 and accrued and unpaid interest on their existing notes in cash.

The Company will also pay a retail broker’s fee of $2.50 in cash per $1,000 principal amount of tendered notes, subject to a cap of $1,000 in cash per investor and subject to completion of the required documentation.

Investors who have previously tendered their existing notes need not take any further action in response to this announcement. The new notes will pay interest at the rate of 9.00% (as compared to the rate of 6.25% on the existing notes). Of such interest, 6.25% will be payable in cash and 2.75% will be payable in cash or additional notes, at the Company’s option. The new notes will mature five years from issuance (as compared to the maturity of October 1, 2021 on the existing notes). The new notes will be secured by a first lien on substantially all of the Company’s assets, except for revolving credit facility collateral, which will secure the new notes on a second lien basis. The new notes will also be convertible into common stock upon specified terms.

Any existing notes that remain outstanding after closing of the exchange offer will remain unsecured and will be effectively subordinated to the new notes with respect to substantially all the assets of the Company. In addition, the covenants for the existing notes will be eliminated upon the receipt of the requisite majority consents.

The description above includes only a summary of certain key terms of the exchange offer. The complete terms and conditions of the amended exchange offer are contained in a registration statement on Form S-4 for the new notes, including a prospectus and prospectus supplement, which are subject to change, filed by the Company with the Securities and Exchange Commission, which registration statement is not yet effective. Investors are urged to carefully read the prospectus and prospectus supplement before making any decision with respect to the exchange offer.

BofA Securities, Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as the dealer managers for the exchange offer. The exchange offer is being made, and the new notes are being offered and issued, only to holders of existing notes. Copies of the prospectus and prospectus supplement pursuant to which the exchange offer is being made may be obtained from D.F. King & Co., Inc., as described above. Questions regarding the terms and conditions of the exchange offer should be directed to BofA Securities at (980) 388-3646 or debt_advisory@bofa.com.

None of the Company, the dealer managers, the trustee with respect to the existing notes and the new notes, the information and exchange agent or any affiliate of any of them makes any recommendation as to whether holders of the existing notes should exchange their existing notes for new notes in the exchange offer, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender existing notes and, if so, the principal amount of existing notes to tender.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase or sell any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Forum

Forum Energy Technologies, Inc. is a global oilfield products company, serving the drilling, downhole, subsea, completions and production sectors of the oil and natural gas industry. The Company’s products include highly engineered capital equipment as well as products that are consumed in the drilling, well construction, production and transportation of oil and natural gas. Forum is headquartered in Houston, TX with manufacturing and distribution facilities strategically located around the globe. For more information, please visit www.f-e-t.com.

For further information contact:

Investor Contact

Executive Vice President and Chief Financial Officer

Lyle Williams

713.351.7920

lyle.williams@f-e-t.com

Forum has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Forum has filed with the SEC for more complete information about Forum and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Forum, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities at (980) 388-3646.